UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

RVUE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-54348	94-3461079
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

17W220 22nd Street, Suite 200

Oakbrook Terrace, IL 60181

(312) 361-3368

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X .
Rule 12g-4(a)(2)	.
Rule 12h-3(b)(1)(i)	X .
Rule 12h-3(b)(1)(ii)	.
Rule 15d-6	X .
Rule 15d-22(b)	.

Approximate number of holders of record as of the certification or notice date: 68

Pursuant to the requirements of the Securities Exchange Act of 1934, rVue Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RVUE HOLDINGS, INC.
Date: November 8, 2016
By: /s/ Mark Pacchini
Name: Mark Pacchini
Title: Chief Executive Officer and Acting Chief Financial Officer